FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated January 23, 2004 regarding the Meeting of the Board of Directors.

2	Press Release dated January 26, 2004 titled, “Grupo Santander 2003 net attributable profit rose 16.2% to 2.611 billion euros.”

3.	Grupo Santander’s 2003 Full Year Financial Results

ITEM 1

Comunicado de Prensa

Meeting of the Board of Directors

Madrid, January 23, 2004 - At the meeting of the Board of Directors of Banco Santander Central Hispano, S.A. held today, it was resolved to pay, as of May 1st next, a fourth dividend of a gross amount per share of 0.070408 euros on the earnings for the 2003 financial year. With the payment of this dividend (which will be the final one if the proposal to be submitted to the General Shareholders’ Meeting is approved) the total dividend on the earnings for the past year will be 0.302908 euros per share, 5% more than that received in respect of the 2002 financial year. On Monday, May 3rd, the Bank’s share will already be listed exdividend.

Furthermore, the Board was informed of the Santander Group’s risk position with the Parmalat Group, amounting to 87 million euros, which was totally covered by provisions in the financial year ending on December 31st 2003. Of such amount, 19.7 million euros refers to risk with the Parmalat Group’s parent company in Italy (of which 8 million euros are covered by a credit default swap); 37.1 million euros, to risk with its Brazilian affiliate; 32.2 million euros with its affiliate in Portugal, and 6 million euros with its Spanish affiliate. The Santander Group has not participated in the placement of paper issued by the Parmalat Group which could involve the assuming of such company’s risk by the investors.

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

ITEM 2

Press Release

Grupo Santander 2003 net attributable profit
rose 16.2% to 2.611 billion euros

This result exceeds the full-year forecast of €2.5 billion and is the highest in the Group’s history

A strong increase in business activity in Spain and consumer finance in Europe, with increases in market share

Latin America registered a notable improvement in retail business with profit – measured in dollars- up by 14.3%, to $1.489 billion.

Extraordinary gains have been applied to the accelerated amortization of goodwill, leaving good will related to Banespa at zero.

Cost reductions and higher revenues resulted in an efficiency ratio for the year of less than 50%

The dividend on these results has been raised by 5%, to €0.302908 per share, for a year when the share price rose 43.6%.

The Santander share rose 43.6% during the year

The Group’s performance in 2003 and its good outlook have prompted upgrades by three ratings agencies

Madrid, January 26, 2004 – Grupo Santander net attributable profit rose to €2.611 billion in 2003, up 16.2% from a year earlier. In the fourth quarter, net attributable profit was €681 million - the best quarterly result of the year - an increase of 29.6% from the year earlier period. These results comfortably surpass the forecast of full-year earnings of €2.5 billion announced by Chairman Emilio Botín at the General Meeting of Shareholders in June of last year.

These are the best results in the Group’s history, and because of them and the Group’s excellent expectations, we have advanced to become the 11th largest bank in the world

Comunicación Externa. Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 15 71 Fax: 34 91 521 33 87

in terms of market capitalization. In 2003, the Santander share rose by 43.6%, and shareholders will receive a 5% higher dividend on the year’s results.

Results

The 2003 results are anchored on strong growth in retail banking, which has driven increased revenues, on commissions and on improved results from financial operations, as well as lower costs in real terms in Europe and Latin America. As a result, net operating income grew by 2.8% during the year, to €5.721 billion, including the impact of depreciations of Latin American currencies and the dollar.

The combined improvement in income and costs resulted in an efficiency ratio for the year of less than 50% for the first time. For every €100 of net operating revenue generated, general and personnel expenses came to €49.3, down from €52.3 in the previous year. This was achieved in a year when the number staff and branches was practically stable, and even grew in Spain.

Net provisions for non-performing loans were €1.496 billion, down 9.2%, owing in part to exchange rate effects, lower local provisions for Argentina and lower provisions required in the rest of Latin America. In Europe, provisions rose as a result of the growth in business, requiring larger generic and statistical provisions.

Contributions from equity accounted Group holdings grew by 45.5% to €407 million, due to larger payments by companies such as Cepsa, Union Fenosa and Urbis. Net profit from Group transactions was €956 million, nearly unchanged from a year earlier, and includes €681 in capital gains from the sale of 24.9% of Santander Serfin to Bank of America, as well as those generated by the active management of the Group’s portfolio, including, notably, €217 million from the sale of shares in the Royal Bank of Scotland, in which the group maintains a 5% stake.

All extraordinary results have been applied to the early amortization of goodwill in the amount of €1.719 billion, which was mainly related to the purchase of Banespa three years ago. If ordinary amortizations are added to the accelerated amortization, a total of €2.242 billion has been

External Communications Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 1571 Fax: 34 91 521 33 87

applied to reduce goodwill. This has been made possible by the Group’s capacity to generate profits and its strong capital base.

Group net attributable profit rose 16.2% from a year-earlier to €2.611 billion. If ordinary amortization of goodwill is added to this figure to facilitate international comparison of these results, the so-called cash-basis net attributable profit would come to €3.133 billion. Retail banking generated 84% of this profit, 52.3% in Europe and 31.6% in Latin America.

Business

The drive in retail banking has been one of the crucial factors of the year, with quarter to quarter gains that offset the fall in interest rates and the declines of some currencies, especially the dollar’s 17% fall against the euro. The effects of currency developments shaved 2.7 percentage points off credit growth and 4.5 percentage points from growth in customer funds.

Credit lending of Grupo Santander stood at €177.621 billion at the end of the year, up 10%, excluding the effect of securitized credits. Credit growth in Spain was 16.2%. The Santander Central Hispano branch network started the year with growth of 9% during the first quarter and ended the period with a year-to-year increase of 21%. During the same period, retail banking growth at Banesto was 16% and 32% for the same periods. This growth resulted in increased market share in Spain, especially in mortgage loans, which grew by 31% and 41%, respectively, in the Santander Central Hispano and Banesto branch networks.

In consumer finance, Santander Consumer Finance registered strong growth, with an increase in lending of 32% (34.5% in Germany). In Portugal, credit grew by 4.2%, which is noteworthy because it occurred against a backdrop of a shrinking economy. Grupo Santander’s mortgage lending grew by 14% and consumer finance lending by 22% in Portugal.

(*)	Gross loans less the effect from securitizations
(**)	Balance sheet resources and off-balance sheet (mutual funds, pensions, custodial funds)

External Communications Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 1571 Fax: 34 91 521 33 87

In Latin America – where the Group’s profit was $1.489 billion, an increase of 14.3% - performance was very positive when measured in local currencies or dollars, underlining the commercial dynamism of the Group’s banks in the region. Lending grew by 9.5% in Brazil, 16% in Mexico and fell by 8% in Chile, in local currency terms. The performance in Chile is a result of the merger of Santander Chile and Banco de Santiago, which entailed a planned reduction of risk in companies to which both banks were lenders. Loans to small and medium enterprises rose 16%.

The focus of these banks on retail business means that credit to individuals grew at the highest rates. In Brazil, credit to individuals grew by 26%, in Mexico by 16% and in Chile by 4%. This was equally true in other products, such as cards, insurance, funds and trade finance, all generators of income through commissions. These revenues increased by 20% in Brazil, 19% in Mexico and 24% in Chile.

The increase in lending was accompanied by a decline in non-performing loans, so that the volume of past-due and doubtful loans fell to just 1.55% of outstanding credit. In some areas this rate is below 1%, the case with the retail banking operations of Santander Central Hispano (0.73%), Banesto (0.66%) and Global Wholesale Banking (0.70%). At the same time, loan loss provisions covered 165% of non-performing loans. In Latin America, the rate of non-performing loans has fallen from 4.08% to 3.9%, with coverage rising from 114% to 125%.

Customer funds under management rose 6.2% from a year earlier to €323.901 billion. The Group applied different strategies depending on the region and by product type.

External Communications Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 1571 Fax: 34 91 521 33 87

In Spain, the emphasis has been to focus retail efforts on products that deliver the most stability to customers while defending margins. Customer funds (less repos) and investment funds and pensions rose by 10.2%. Terms deposits fell by 12.6% while sight deposits increased by 13.5%. Mutual funds rose by 15.2% and pension funds by 13.9%. The Santander Group is the leader in mutual funds in Spain, with a market share of 28%, as well as in personal pension plans, with 18.7%. Moreover, the insurance business is growing rapidly, with market shares of 15.5% for home multi-risk and 15.1% for life-risk, which represent increases in market share of five and seven points, respectively, in two years.

In Latin America, as in Europe, the priority in raising funds has been on growth of off-balance sheet products, such as mutual funds. Thus, excluding the impact of exchange rates, total mutual funds grew by 29.5%, with increases of 52.6% in Brazil, 60.5% in Puerto Rico and 10.4% in Mexico. Similar growth was recorded in pension funds, which grew by 18.2% in Chile and by 20.9% in Mexico.

The focus on high margin products that generate revenues through fees and commissions in Spain as well as in Latin America, together with strong initiatives launched in 2003 both in lending and in funding, will foster greater stability in future earnings because of the stronger relationships with customers.

Capital

The Group improved the structure and stability of its capital this year thanks to its capacity for generating profit, which allowed it to increase reserves and accelerate the amortization of goodwill, as well as the early redemption of dollar-denominated preferred share issues and their replacement by other euro-denominated issues at a lower cost. At December 31, goodwill pending amortization stood at €7.385 billion, a decline of €2.569 billion, or 25.8%, from a year earlier. Noteworthy in this decline is the €1.770 billion related to Banespa outstanding at the close of 2002.

Shareholder equity of the Group under the requirements of the Bank for International Settlements (BIS) in Basel stood at €25.521 billion at the end of 2003, an increase of 9%. This exceeds by €9.101 billion the minimum required by the BIS. Thus, the BIS ratio stands at 12.4%, practically the same as in 2002, but with a notable improvement in its composition as so-called core capital or base capital has increased by one point, to 6.1%, of assets at risk. This situation, together with the Group’s improved expectations, led the three principal rating agencies – Fitch, Moody’s and Standard & Poor’s – to raise the ratings of the Group and its principal affiliates.

External Communications Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 1571 Fax: 34 91 521 33 87

The share and its return

The Santander share closed 2003 with an increase of 43.6%, the best performance among banks listed in the selective Spanish index, and well above benchmark indexes such as the Ibex-35 or the DJ Euro Stoxx 50, which rose by 28.2% and 15.7%, respectively, during the same period. At December 31st, the market capitalization of Grupo Santander stood at €44.775 billion, and increase of €13.590 billion in 12 months, making the group the largest bank in Spain and eleventh largest in the world by this measurement.

The Board of Directors has approved the total distribution of dividends against 2003 earnings. Two dividends of €0.0775 per share have already been paid, and shareholders will receive the same amount from February 1st. Moreover, the Board has agreed to propose to the General Shareholders’ Meeting a fourth dividend of €0.070408 euros. These four payments come to a total of €0.302908, an increase of 5% in the amount distributed to shareholders from 2002 earnings. This dividend represents a yield to shareholders of 4.14% per share, based on the average share price of the past year.

A total of 103,038 employees (35% of them in Spain) work in Grupo Santander, serving 35 million customers and generating income for 1,075,733 shareholders, 45% of whom live in Spain.

External Communications Plaza de Canalejas, 1 - 28014 -MADRID. Tel.: 34 91 558 1571 Fax: 34 91 521 33 87

ITEM 3

Income statement
Million euros			Variation 2003 / 2002
	2003	2002	Amount	(%)

Interest revenues	17,203.7	22,711.3	(5,507.6)	(24.25)
Dividends	441.5	473.2	(31.7)	(6.70)
Interest expenses	(9,686.9)	(13,825.9)	4,139.0	(29.94)
Net interest revenue	7,958.3	9,358.7	(1,400.3)	(14.96)
Net fees and commissions	4,170.6	4,289.3	(118.7)	(2.77)
Basic revenue	12,128.9	13,647.9	(1,519.0)	(11.13)
Trading gains	998.8	356.3	642.6	180.37
Net operating revenue	13,127.7	14,004.2	(876.5)	(6.26)
Personnel and general expenses	(6,477.7)	(7,322.1)	844.4	(11.53)
a) Personnel expenses	(4,049.4)	(4,521.7)	472.3	(10.45)
b) General expenses	(2,428.3)	(2,800.3)	372.0	(13.28)
Depreciation	(762.8)	(889.8)	127.0	(14.28)
Other operating costs	(166.5)	(226.5)	60.0	(26.47)
Operating costs	(7,407.0)	(8,438.4)	1,031.3	(12.22)
Net operating income	5,720.7	5,565.8	154.9	2.78
Income from equity – accounted holdings	407.3	279.9	127.4	45.50
Less: Dividends from equity – accounted holdings	309.5	353.1	(43.6)	(12.35)
Earnings from Group transactions	955.6	1,008.9	(53.4)	(5.29)
Net provisions for loan – losses	(1,495.7)	(1,648.2)	152.5	(9.25)
Writedown of investment securities	0.7	(0.3)	1.0	—
Accelerated goodwill amortization	(1,719.2)	(702.9)	(1,016.3)	144.59
Other income	754.6	(338.8)	1,093.4	—
Income before taxes (cash-basis*)	4,624.0	4,164.5	459.5	11.03
Corporate tax	(869.4)	(723.1)	(146.3)	20.24
Net consolidated income (cash-basis*)	3,754.5	3,441.4	313.2	9.10
Minority interests	306.7	137.8	168.9	122.59
Dividend – preferred shareholders	314.5	400.7	(86.2)	(21.52)
Net attributable income (cash-basis*)	3,133.3	2,902.9	230.4	7.94
Ordinary goodwill amortization	(522.5)	(655.7)	133.2	(20.31)
Net attributable income	2,610.8	2,247.2	363.6	16.18

(*) Before ordinary goodwill amortization.

ANNEX - 1

Loans
Million euros			Variation 2003 / 2002
	2003	2002	Amount	(%)

Public sector	5,487.4	4,897.1	590.2	12.05
Private sector	103,515.6	88,876.1	14,639.5	16.47
Secured loans	47,999.6	37,273.8	10,725.8	28.78
Other loans	55,516.0	51,602.4	3,913.6	7.58
Non-resident sector	68,617.7	74,137.9	(5,520.2)	(7.45)
Secured loans	18,796.1	19,774.4	(978.3)	(4.95)
Other loans	49,821.6	54,363.6	(4,541.9)	(8.35)
Gross loans	177,620.7	167,911.2	9,709.5	5.78
Less: allowance for loan losses	5,116.2	4,938.2	178.0	3.61
Net loans	172,504.5	162,973.0	9,531.5	5.85
Note: Doubtful loans	3,276.7	3,699.7	(423.0)	(11.43)
Public sector	0.9	3.6	(2.7)	(74.99)
Private sector	930.7	1,000.3	(69.6)	(6.96)
Non- resident sector	2,345.1	2,695.9	(350.8)	(13.01)

ANNEX - 2

Customer funds
Million euros			Variation 2003 / 2002
	2003	2002	Amount	(%)

Public sector	9,225.9	12,126.1	(2,900.1)	(23.92)
Private sector	77,918.9	78,432.1	(513.2)	(0.65)
Demand deposits	25,089.2	21,743.6	3,345.7	15.39
Saving accounts	17,823.4	16,057.7	1,765.8	11.00
Time deposits	18,640.1	21,326.5	(2,686.5)	(12.60)
REPOs	16,348.5	19,194.7	(2,846.2)	(14.83)
Other accounts	17.7	109.7	(92.0)	(83.83)
Non-resident sector	72,190.7	77,257.6	(5,066.8)	(6.56)
Deposits	65,885.5	68,929.3	(3,043.9)	(4.42)
REPOs	6,305.2	8,328.2	(2,023.0)	(24.29)
Total customer deposits	159,335.6	167,815.8	(8,480.2)	(5.05)
Debt securities	44,441.2	31,289.1	13,152.1	42.03
Subordinated debt	11,221.1	12,450.2	(1,229.1)	(9.87)
Total customer funds on balance sheet	214,997.9	211,555.1	3,442.8	1.63
Total managed funds (off-balance sheet)	108,903.0	93,337.9	15,565.1	16.68
Mutual funds	80,502.0	68,139.5	12,362.5	18.14
Spain	60,725.4	52,729.7	7,995.8	15.16
Abroad	19,776.6	15,409.8	4,366.8	28.34
Pension funds	19,494.8	17,513.5	1,981.3	11.31
Spain	6,652.7	5,839.5	813.2	13.93
Individuals	5,767.7	5,073.4	694.4	13.69
Abroad	12,842.1	11,674.0	1,168.1	10.01
Managed portfolios	8,906.1	7,684.9	1,221.2	15.89
Spain	2,450.5	2,199.1	251.4	11.43
Abroad	6,455.6	5,485.8	969.8	17.68
Total customer funds	323,900.8	304,893.0	19,007.8	6.23

ANNEX - 3

Shareholders' equity and capital ratios
Million euros			Variation 2003 / 2002
	2003	2002	Amount	(%)

Subscribed capital stock	2,384.2	2,384.2	0.0	0.00
Paid-in surplus	8,720.7	8,979.7	(259.0)	(2.88)
Reserves (includes net reserves at consolidated companies)	6,102.5	5,373.5	729.0	13.57
Total primary capital	17,207.4	16,737.4	470.0	2.81
Net attributable income	2,610.8	2,247.2	363.6	16.18
Treasury stock	(10.2)	(14.7)	4.6	(31.13)
Distributed interim dividend	(739.1)	(727.8)	(11.3)	1.56
Shareholders' equity at period end	19,069.0	18,242.1	826.9	4.53
Interim dividend pending distribution	(369.6)	(358.2)	(11.3)	3.16
Final dividend	(335.7)	(289.6)	(46.1)	15.93
Shareholders' equity after allocation of period end results	18,363.7	17,594.2	769.5	4.37
Preferred shares	4,484.9	5,436.8	(951.9)	(17.51)
Minority interests	1,575.8	1,138.4	437.4	38.42
Shareholders' equity and minority interests	24,424.4	24,169.4	255.0	1.06

Basic capital (Tier I)	16,951.2	14,834.2	2,117.0	14.27
Supplementary capital	8,570.2	8,583.2	(13.0)	(0.15)
Eligible capital	25,521.4	23,417.4	2,104.0	8.98
Risk weighted assets (BIS criteria)	205,253.4	185,290.0	19,963.4	10.77
BIS ratio	12.43	12.64	(0.20)
Tier I	8.26	8.01	0.25
Excess (amount)	9,101.1	8,594.2	506.9	5.90

ANNEX - 4

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: January 27, 2004	By: /s/ Jose Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President